Amerityre Corporation

1501 Industrial Road

Boulder City, NV 89005

Phone: 800-808-1268

Fax: 702-294-3873

www.amerityre.com

December 11, 2020

VIA EDGAR

Ms. Andi Carpenter

Mr. John Cash

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

RE: Amerityre Corporation

Form 10-K for the Fiscal Year Ended June 30, 2020

Filed September 11, 2020

File No. 000-50053

Dear Ms. Carpenter and Mr. Cash,

Pursuant to the Commissions request, Amerityre Corporation has filed an amended Form 10-K, updating our Item 9A. Controls and Procedures, to make clear the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures.

Thank you for your attention to this matter.

Sincerely,

/s/ Lynda R. Keeton-Cardno, CPA, CFO

Lynda R. Keeton-Cardno, CPA

Chief and Principal Financial Officer

Amerityre Corporation

1501 Industrial Road

Boulder City, NV 89005

Phone: 800-808-1268

Fax: 702-294-3873

www.amerityre.com